Exhibit 99.60

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbrook TMS Inc.

We, KPMG LLP, consent to the use of our report, dated March 10, 2020, with respect to the consolidated financial statements of Greenbrook TMS Inc., which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018, the consolidated statements of net loss and comprehensive loss, changes in equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies, included in this Registration Statement on Form 40-F.

Our report refers to a change to the method of accounting for leases during 2019 due to the adoption of IFRS 16 Leases.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 10, 2021

Vaughan, Canada